Albany Atlanta Brussels Denver Los Angeles THOMAS WARDELL (404) 527-4990	New York Philadelphia San Diego San Francisco Washington, DC EMAIL ADDRESS twardell@mckennalong.com

                                                           June 26, 2012

Via EDGAR

United States Securities and Exchange Commission
Office of Beverages, Apparel, and Mining
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. John Archfield

Re:	U.S. China Mining Group, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 21, 2012
File No. 000-53843

Dear Mr. Archfield:

This letter is to confirm our conversation this afternoon that we have established that U.S. China Mining Group, Inc. (the “Company”) may defer its response to the letter to the Company dated June 12, 2012 (the “Comment Letter”) from Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverage, Apparel, and Mining of the Securities and Exchange Commission (the “Commission”) to July 12, 2012.

Should you have any questions, please feel free to call me at (404) 527-4990.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

cc:           Hongwen Li
Xinyu Peng